TERYL RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

November 30, 2011
Responsibilities for Financial Statements

The accompanying financial statements for Teryl Resources Corp. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). These consolidated financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the consolidated financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at November 30, 2011 and the results of its operations and its cash flows for the six months ended November 30, 2011.

TERYL RESOURCES CORP.
INTERIM STATEMENTS OF FINANCIAL POSITION
(Stated in Canadian Dollars)
(Unaudited)
	November 30	May 31	June 1
	2011	2011	2010
	$	$	$

ASSETS

Current
Cash	54	19,371	257,650
Amounts receivable and prepaid expenses	8,312	10,376	37,397

Advances to Related Parties (Note 8)	119,784	128,367	126,093
	128,150	158,114	421,140

Investments (Note 4)	-	-	837
Reclamation Bonds	8,778	5,478	5,478
Equipment (Note 5)	4,403	4,892	7,941
Mineral Property Interests (Note 7)	228,855	228,855	196,855
Deferred Exploration Expenditures (Note 7)	2,963,716	2,942,351	2,637,853
	3,333,902	3,339,690	3,270,104

LIABILITIES
Current
Bank indebtedness	10,032	-	-
Accounts payable and accrued liabilities	118,536	99,673	107,394
Advances from related parties (Note 8)	59,050	15,989	25,488
Liability component of convertible loan (Note 9)	-	-	58,730
	187,618	115,662	191,612

SHAREHOLDERS’ EQUITY
Share Capital (Note10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
72,678,605 common shares on November 30, 2011 and 72,103,605
common shares on May 31, 2011 (June 1, 2010 – 67,463,446 )	14,047,683	14,004,922	13,456,263
Equity component of convertible loan (Note 9)	-	-	14,565
Share Subscriptions Received	-	-	10,000
Reserves	709,646	699,762	550,941
Accumulated Other Comprehensive Loss	-	-	(3,187)
Deficit	(11,611,045)	(11,480,656)	(10,950,090)
	3,146,284	3,224,028	3,078,492
	3,333,902	3,339,690	3,270,104

Going Concern (Note 1) and Subsequent Events (Note 14)

Approved on behalf of the Board of Directors:

“John Robertson”	Director	“Suzan El-Khatib”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30	November 30	November 30	November 30
	2011	2010	2011	2010
	$	$	$	$

General and Administrative Expenses
Amortization of equipment	243	442	488	885
Filing and regulatory fees	7,896	7,201	11,446	13,431
Foreign exchange loss	2,559	3,081	4,206	3,493
Consulting, management and directors’ fees (Note 11)	25,509	29,184	52,403	56,981
Office and sundry	4,233	6,874	8,850	13,924
Office rent and utilities	3,578	3,609	6,508	6,964
Professional fees	4,700	9,598	9,660	15,479
Publicity, promotion and investor relations	18,536	30,188	33,202	61,176
Secretarial and employee benefits	6,062	3,893	12,883	14,164
Stock-based compensation	-	365	-	730
Travel, auto and entertainment	2,407	6,544	2,407	6,820

Operating Loss	(75,723)	(100,979)	(142,053)	(194,047)

Other Income (Expenses)
Miscellaneous income	4,694	9,123	11,664	14,543
Interest expense	-	-	-	(1,270)
	4,694	9,123	11,664	13,273

Net Loss for the Period	(71,029)	(91,856)	(130,389)	(180,774)
Unrealized gains on available-for-sale investments
(Note 5)	-	790	-	621

Comprehensive Loss for the Period	(71,029)	(91,066)	(130,389)	(180,153)

Loss per Share – Basic and Diluted	(0.001)	(0.001)	(0.002)	(0.003)
Weighted Average Number of Common Shares
Outstanding, Basic and Diluted	72,489,045	68,472,804	72,295,272	68,526,331

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	30-Nov	30-Nov	30-Nov	30-Nov
	2011	2010	2011	2010
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(71,029)	(91,856)	(130,389)	(180,774)
Items not affecting cash
Amortization of equipment	244	442	489	885
Interest expense	-	-	-	1,270
Stock-based compensation	-	365	-	730
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(3,376)	6,133	2,064	2,209
Accounts payable and accrued liabilities	19,484	(8,737)	6,385	(52,981)
	(54,677)	(93,653)	(121,451)	(228,661)

Cash flows from (used in) investing activities
Reclamation bonds	-	-	(3,300)	-
Deferred exploration expenditures	(16,415)	(242,173)	(21,365)	(262,262)
	(16,415)	(242,173)	(24,665)	(262,262)

Cash flows from financing activities
Bank indebtedness	10,032	15,462	10,032	15,462
Advances from (to) related parties	24,276	(5,023)	64,122	(35,014)
Proceeds from (repayment to) convertible loan	-	-	-	(60,000)
Subscription received (net)	-	219,999	-	219,999
Share capital issued for cash	21,059	10,000	52,645	104,750

	55,367	240,438	126,799	245,197

(Decrease) increase in cash	(15,725)	(95,388)	(19,317)	(245,726)

Cash, beginning of period	15,779	109,812	19,371	260,150

Cash, end of period	54	14,424	54	14,424

Supplementary disclosure of cash flow
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-
Non-cash items
Shares issued for property	-	7,500	-	7,500

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY
(Stated in Canadian Dollars)
(Unaudited)

	Share Capital
				Equity
			Share	Component of		Accumulated Other
			Subscriptions	Convertible		Comprehensive
		Amount	Received	Loan	Reserves	Loss	Deficit	Total
	Number	$	$	$	$	$	$	$

Balance, June 1, 2010	67,463,446	13,456,263	10,000	14,565	550,941	(3,187)	(10,950,090)	3,078,492

Shares issued for property	50,000	7,500	-	-	-	-	-	7,500
Shares issued for cash upon:
Exercise of warrants	1,047,500	141,488	(10,000)	-	(36,738)	-	-	94,746

Equity component of convertible loan	-	-	-	(14,565)	14,565	-	-	-

Stock-based compensation	-	-	-	-	730	-	-	730

Share subscription received	-	-	229,999	-	-	-	-	229,999
Unrealized loss on available-for-sale
investments	-	-	-	-	-	621	-	621
Net loss for the period	-	-	-	-	-	-	(180,774)	(180,774)

Balance, November 30, 2010	68,560,946	13,605,251	229,999	-	529,498	(2,566)	(11,130,864)	3,231,314
Shares issued for property	200,000	31,999	-	-	-	-	-	31,999
Shares issued for cash	3,342,659	367,672	(229,999)	-	110,133	-	-	247,806
Equity component of convertible loan	-	-	-	-	(2,915)	-	-	(2,915)

Stock-based compensation	-	-	-	-	37,377	-	-	37,377
Warrants extension	-	-	-	-	25,669	-	-	25,669

Available-for-sale investments written off	-	-	-	-	-	2,566	-	2,566
Net loss for the period	-	-	-	-	-	-	(349,792)	(349,792)

Balance, May 31, 2011	72,103,605	14,004,922	-	-	699,762	-	(11,480,656)	3,224,028
Shares issued for cash	575,000	42,761	-	-	9,884	-	-	52,645

Net loss for the period	-	-	-	-	-	-	(130,389)	(130,389)

Balance, November 30, 2011	72,678,605	14,047,683	-	-	709,646	-	(11,611,045)	3,146,284

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated in British Columbia on May 23, 1980 and changed to its current name on February 28, 1984.  Its shares are listed on the TSX Venture Exchange (“TSXV”).  The Company is in the business of acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These unaudited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company continues to incur operating losses, has limited financial resources, limited sources of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its natural resource interests.  At November 30, 2011 the Company had working capital deficit of $59,468 (May 31, 2011 – working capital of $42,452) and incurred a loss of $130,389 in the six months ended November 30, 2011 (2011 – $180,774).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

In December, 2011 the Company received $2,500,000 from the sale of its 20% interest in Gil Venture Property. The management believes that the Company has sufficient funds as working capital and to carry out exploration programs on its properties for a minimum of two years.

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)	Basis of accounting and principles of consolidation

These interim consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these consolidated financial statements represent the Company’s initial presentation of its operating results and financial position under IFRS, they were prepared in accordance with International Accounting Standard (“IAS”) 34 (Interim Financial Reporting) and IFRS 1 (First time Adoption of IFRS). These interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to apply to its May 31, 2012 annual financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time.

The Company's consolidated financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from IFRS. In preparing these interim consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS.

These interim consolidated financial report do not include all of the information required of a full annual  financial report and is intended to provide users with an updated in relation to events and transactions that are significant to an understanding of the changes of financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these financial statements be read in conjunction with the audited annual financial statements of the Company for the year ended May 31, 2011.

However, these interim consolidated financial statements, being the first IFRS financial report, provide selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principals (“Canadian GAAP”) to IFRS are provided in Note 15.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued) b) Consolidation

These consolidated financial statements have been prepared in accordance with IFRS and include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc.  Teryl, Inc. was incorporated on November 17, 1988 in the state of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

All inter-company transactions are eliminated upon consolidation.

c)    Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at  the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates related to the determination of impairment of assets and useful lives for depreciation and amortization, fair values of financial instruments, the future income tax valuation allowance, and the determination of fair value for stock-based awards and compensation. Where estimates have been used financial results as determined by actual events could differ from those estimates.

d)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

e)     New Standards and Interpretations

A number of new standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees, and amendments to standards and interpretations, are not yet effective for the six months ended November 30, 2011, and have not been applied in preparing these unaudited interim consolidated financial statements. The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

3.	FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties, convertible loans, debt component of convertible loans and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables and advances to related parties are designated as “loans and receivables”.  Investments are designated as “available-for-sale”.  Advances from related parties, debt component of convertible loans and accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, advances to and from related parties and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are evaluated at fair value based on quoted market prices at the balance sheet date.  Debt component of convertible loans are initially measured using proportional fair value method and subsequently carried at amortized cost.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:
		Accounts payable
		and accrued
November 30, 2011	Cash	liabilities

US dollars	$6	$36,783

		Accounts payable
		and accrued
May 31, 2011	Cash	liabilities

US dollars	$19,318	$34,275

At November 30, 2011, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $3,678

Interest rate, credit and market risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of HST due from the Federal Government.  Management believes that the credit risk concentration with respect to receivables is remote.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities, loans from related parties and from the sale of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record, and the experience and calibre of its management.

Fair Value Measurement

Three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements is as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At November 30, 2011, all of the financial instruments measured at fair value are included in Level 1.

4.	INVESTMENTS

At May 31, 2011, the Company wrote off its investments in 15,880 common shares of Linux Gold Corp., a company with directors in common as a result of other-than-temporary losses.

The Company classified its investments as available-for-sale, with revaluation gains and losses recognized in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).

5.	EQUIPMENT

	November 30	May 31
	2011	2011
	$	$
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(22,607)	(22,118)

	4,403	4,892

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carrying cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

7.	MINERAL PROPERTY INTERESTS

	Balance			Balance
	May 31		Write-	November 30
	2011	Additions	Offs	2011
	$	$	$	$

Property acquisition costs
Silverknife	32,001	-	-	32,001
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	228,855	-	-	228,855
Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty (“NPR”) to Rapitan and a 1% Net Smelter Returns to SMR. On December 21, 2010 the Company purchased the 10% NPR in the Silverknife property from Rapitan for consideration of 200,000 common shares of the Company issued at a fair value of $32,000 on January 25, 2011.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US. On March 4, 2011 the Company and Linux amended the agreement to extend the option agreement to March 5, 2012. On October 1, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

Fish Creek, Fairbanks, Alaska, USA (Continued)

On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms which are subject to regulatory approval:

-	Teryl will apply $75,000 owed by the Company to Teryl towards the above stated minimum exploration budget of US$500,000;
-	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and
-	The term of the agreement is extended to March 5, 2013.

The Company will continue to maintain the option agreement and will commence its exploration program once more funding is available.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company will continue to maintain the claims and will commence its exploration program once more funding is available.

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed a Letter Agreement with a group of owners (the “Vendors”) for mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska.

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

–	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);
–	issue an additional 50,000 common shares on the first anniversary of the Approval Date;
–	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and
–	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.  The Option Agreement was officially terminated on October 4, 2011.

Also in accordance with the Letter Agreement, on October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane within five miles from the exterior boundary of the Fortitude Project. The additional mineral claims are 100% owned by Teryl Resources Corp, subject to a 2 ½ % net royalty interest to the Vendors.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued) Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 20% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs, earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc. (“Fairbanks”), was doing exploration work on this property.  During the year ended May 31, 2011 the Company incurred exploration expenditure of $279,448 (2010 - $358,812) on the property.

On September 21, 2011 the Company entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. In accordance with the terms of the LOI, Fairbanks grants to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.  The transaction was closed with Asset Purchase Agreement effective December 19, 2011 upon which the Company received the advance payment of $2,500,000.

Deferred Exploration Expenditures
	Six Months	Year
	Ended	Ended
	November 30, 2011	May 31, 2011
	$	$
Silverknife Claims
Staking and recording	9,672	9,672
Geological consulting	7,213	7,213
	16,885	16,885
Gil Venture Claims
Exploration	195,411	195,411
Geological consulting	84,037	84,037
	279,448	279,448
Gold Hill Claims
Travel, maps, rent and survey	11,554	11,554
Written off – inactive claims	(11,554)	(11,554)
	-	-
Kahiltna Terrane Claims
Staking and recording	18,866	9,204
Geological consulting	25,057	25,057
Written off – inactive claims	(34,261)	(34,261)
	9,662	-
Fish Creek Claims
Staking and recording	2,145	-
	2,145	-
West Ridge Claims
Staking and recording	8,165	8,165
Exploration	9,558	-
	17,723	8,165

Exploration expenditures for the period	21,365	350,313
Exploration expenditures written off
Written off – terminated, abandoned or inactive claims	-	(45,815)
	21,365	304,498
Exploration expenditures – beginning of period	2,942,351	2,637,853

Exploration expenditures – end of period	2,963,716	2,942,351

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

8.	ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

 Advances to related parties:
	November 30,	May 31, 2011
	2011	$
	$
IAS Energy, Inc.	9,937	24,821
Linux Gold, Inc.	85,163	74,946
REGI US, Inc.	24,684	28,600
	119,784	128,367

Advances from related parties:

	November 30,	May 31,
	2011	2011
	$	$
JGR Petroleum Corp.	2,748	-
KLR Petroleum Ltd.	4,884	-
Minewest Silver and Gold Inc.	280	-
Reg Technologies Inc.	7,213	7,213
SMR Investments Ltd.	43,925	8,776
	59,050	15,989

9.	CONVERTIBLE LOANS

On July 15, 2009, the Company entered into two promissory note agreements with an external party for $60,000 and $31,363 (US$27,000) to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts were convertible into shares of the Company at $0.20 per share upon regulatory approval.

In January, 2010 the Company redeemed the convertible loan of $31,363 (US$27,000) with cash payment on the full principal amount of US$27,000. On June 1, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal.

10.  SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value
5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On June 6, 2010 the Company issued 1,047,500 common shares for warrants exercised at $0.10 per share for gross proceeds of $104,750.

On November 2, 2010 the Company issued 50,000 common shares to the vendor of the Kahiltna Terrane Option Agreement (Note 7). The shares were valued at $7,500 based on the trading price of $0.15 on November 2, 2010, the issuance date of the shares.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

On December 17, 2010, the Company issued 1,983,326 units of capital stock pursuant to a private placement at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.20 per share expiring December 17, 2011.  Finders’ fee of $11,570 was paid in connection with this private placement.

On January 25, 2011 the Company issued 200,000 common shares as consideration for purchasing an additional 10% NPR in the Silverknife property (Note 7). The shares are valued at $32,000 based on the trading price of $0.16 on January 25, 2011, the issuance date of the shares.

On January 19, 2011, the Company issued 1,359,333 units of capital stock pursuant to a private placement at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.20 per share expiring January 19, 2012.  In connection with the private placement finders’ fee of $6,993 was paid and 39,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.20 per share expiring January 19, 2012. The broker warrants were valued at $1,725 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate - 1.46%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 79.72%.

On September 30, 2011, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012.  In connection with the private placement finders’ fee of $2,100 was paid and 10,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. The broker warrants were valued at $202 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate – 0.83%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 111.84%.

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)	Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;

ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;

iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and

iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

As the Company believes that it is not probable that any options (other than those granted to investor relations) would vest except the first 25% of the options that vested immediately upon a date of grant, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

During the year ended May 31, 2011, the Company granted a total of 250,000 stock options exercisable at $0.19 per share up to August 26, 2013 with total fair value of $38,107 for the options vested during the period. Because the options were granted to a consultant performing investor relation activities, the options vest in stages over 12 months with no more than 25% of the options vesting in any three months period.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities from May 31, 2010 to November 30, 2011:
		Weighted Average
		Exercise
	Number of Options	Price
		$

Balance – May 31, 2011	2,400,000	0.16
Expired	(25,000)	0.18
Balance – November 30, 2011	2,375,000	0.16

The following share purchase options were outstanding at November 30, 2011:

			Remaining	Number of
	Exercise Price	Number	Contractual Life	Options
Expiry Date		of Options		Exercisable
	$		(years)

April 24, 2012	0.150	1,650,000	0.40	412,500
November 7, 2012	0.220	25,000	0.94	6,250
March 10, 2013	0.210	75,000	1.28	18,750
October 30, 2014	0.185	225,000	2.92	56,250
November 5, 2014	0.185	50,000	2.94	12,500
April 19, 2015	0.240	100,000	3.39	25,000
August 26, 2013	0.190	250,000	1.74	250,000
		2,375,000		781,250

Warrants

The following is a summary of the Company’s warrant activities from May 31, 2010 to November 30, 2011:
		Weighted Average
		Exercise
	Number of Warrants	Price
		$

Balance – May 31, 2011	3,381,659	0.20
Issued	585,000	0.15
Balance – November 30, 2011	3,966,659	0.19

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

10.   SHARE CAPITAL (Continued)

Warrants (continued)

The following share purchase warrants were outstanding at November 30, 2011

			Remaining
	Exercise	Number	Contractual Life
Expiry Date	Price	of Warrants	(years)
	$
December 17, 2011	0.20	1,983,326	0.05
January 19, 2012	0.20	1,398,333	0.14
September 30, 2012	0.15	585,000	0.84

		3,966,659

During the nine months ended November 30, 2011, a total of 575,000 warrants and 10,000 broker warrants were issued with fair values of $9,682 and $202 respectively.  The fair value of warrants issued was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate	0.83%
Expected dividend yield	Nil
Expected stock price volatility	111.84
Expected life (in years)	1.00

11.   RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $15,000 during the six months ended November 30, 2011 (2011 - $15,000).  As of November 30, 2011, $43,925 (May 31, 2011 - $8,776) was payable to SMR by the Company.

During the six months ended November 30, 2011, directors fees of $6,000 (2011 - $6,000) were paid to the President of the Company.  Fees of $2,563 (2011 - $2,827) were accrued to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

12	.SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:
	Canada	United States	Total

November 30, 2011	$	$	$

Total assets	342,278	2,991,624	3,333,902

Acquisition and exploration costs	202,428	2,990,143	3,192,571

Net income (loss) for the six months
ended November 30, 2011	(139,478)	9,089	(130,389)

	Canada	United States	Total

May 31, 2011	$	$	$

Total assets	86,188	3,253,502	3,339,690

Acquisition and exploration costs	48,886	3,122,320	3,171,206

Net income (loss) for the year ended
May 31, 2011	(553,121)	22,555	(530,566)

13.   CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue the Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

14.   SUBSEQUENT EVENTS

During December, 2011, 1,983,326 warrants exercisable into the Company’s common stock at $0.20 per share expired unexercised.

Effective December 19, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

15. TRANSITION TO IFRS

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first interim financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards board of Canada.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position dated June 1, 2010:

-
IAS 21 “The Effects of Changes in Foreign Exchange Rates” has not been applied to cumulative translation differences that existed at the dated of transition to IFRS. The Company has eliminated the cumulative translation difference and adjusted retaining earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

-
IFRS2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010, which have been accounted for in accordance with Canadian GAAP.

-
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” has been applied prospectively to all provisions for restoration and environmental obligations that are within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. The Company has:

-	re-measured the liabilities as at June 1, 2010 in accordance with IAS37;

-
estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period, and

-	calculate the accumulated depreciation on that amount, as at June 1, 2010 on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity.

-	The Company has applied the transitional provision in IFRIC 4 “Determining whether an Arrangement contains a Lease” and has assessed all arrangements as at June 1, 2010.

-
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of June 1, 2010 are consistent with its Canadian GAAP estimates for that date.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars)

15.  TRANSITION TO IFRS (Continued)

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While the first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of operations and comprehensive income (loss), for the six months ended November 30, 2010 and the year ended May 31, 2011 have been reconciled to IFRS, with the resulting differences explained. In addition, the consolidated statements of financial position as at May 31, 2011 and June 1, 2010 have been reconciled with the resulting differences explained as follows:

(a)    Functional and presentation currency

 IFRS requires that the functional currency of each entity in the consolidated Group be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) The functional currency of the subsidiaries of the Company is the Canadian dollar. The consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency.

Under the IFRS, transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)    Monetary items at the rate prevailing at the balance sheet date.
ii)   Non-monetary items at the historical exchange rate.
iii)  Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

(b)   Warrants

 Under Canadian GAAP the Company classified warrants it issued in Canadian dollars to purchase common shares as equity instruments. Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the functional currency of the issuing entity and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities. Such warrants are required to be measured and recognized at the fair value with changes subsequent to initial recognition charged to profit or loss. The Company determined fair value of the warrants using the Black-Schholes option pricing model.

(c)   Share-based payments

 The Company grants stock options that have a graded vested schedule. Under Canadian GAAP, the Company grants stock options that have a graded vesting schedule. Under Canadian GAAP, the Company accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted. Stock-based compensation was recognized on a straight-line basis over the total vesting period. Under IFRS, the Company treats each installment as its own award. Therefore, each installment is measured and recognized separately.

(d)   Reserves

 Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus. Under IFRS these amounts have been reclassified as reserves.

(e)    GAAP - IFRS Reconciliation

 There is no impact to Canadian GAAP in these financial statements in regards to the application of IFRS and accordingly no reconciliation is provided.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Stated in Canadian Dollars) (Unaudited)